U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release — dated July 14, 2004	4
2.	Press Release — dated July 15, 2004	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: July 28, 2004	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES EXECUTIVE APPOINTMENTS

Toronto, Ontario (July 14, 2004) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced the appointments of Claude Smith to Vice President and Chief Information Officer and Andrew Wright to the position of Assistant Vice President, Reinsurance and Risk Management of Kingsway Financial Services Inc.

Mr. Smith joined Kingsway Financial four years ago and has over 20 years experience in the insurance industry. Since joining the Kingsway Financial Group, Claude has been the Vice President and Chief Financial Officer at Kingsway General Insurance Company, the largest Canadian subsidiary in the Kingsway Group. Prior to joining Kingsway, Mr. Smith was President and Chief Operating Officer of a mid-sized property and casualty company in Canada where he had spent over 15 years in various executive positions which included Strategic Planning, Information Services and Internal Audit.

Mr. Wright recently joined Kingsway Financial Services and had over 20 years experience in the areas of reinsurance and risk management within major insurance corporations in Canada and the United Kingdom. Mr. Wright replaces Simon Argent who has left the organization to accept a position overseas with a major worldwide reinsurance company.

“I am pleased to announce the appointments of Claude and Andrew to their new positions within the organization”, said Bill Star, President and Chief Executive Officer. “Claude will be responsible for all of the Information Systems needs of the organization which is extremely important to the growth of the corporation. Andrew joins us with extensive experience in the international reinsurance markets and will have overall responsibility for the placement of the groups reinsurance programs as well as areas of risk management.”

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY ANNOUNCES EXTENSION OF OFFER TO EXCHANGE
7.50% SENIOR NOTES DUE 2014

Toronto, Ontario (July 15, 2004) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced that it is extending until 5:00 p.m. New York City time, on July 28, 2004, the expiration date of the offer (the “Exchange Offer”) by its subsidiary, Kingsway America Inc. (“Kingsway America”), to exchange Kingsway America’s 7.50% Senior Notes Due 2014 (the “Exchange Notes”), which have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for any and all of Kingsway America’s outstanding 7.50% Senior Notes Due 2014 (the “Original Notes”).

The Exchange Offer, previously scheduled to expire at 5:00 p.m., New York City time, on July 14, 2004, will expire at 5:00 p.m., New York City time, on July 28, 2004, unless further extended. All other terms and conditions of the Exchange Offer remain the same. As of 5:00 p.m., New York City time, on July 14, 2004, approximately US$124,885,000 (out of US$125,000,000) in aggregate principal amount of the Original Notes had been tendered in exchange for a like principal amount of Exchange Notes. The extension is intended to allow additional time for the holders of the remaining outstanding Original Notes to tender in exchange for the Exchange Notes. As a result of the extension, tenders of the Original Notes, received to date, may continue to be withdrawn at any time on or prior to the new expiration date. There can be no assurance that Kingsway or Kingsway America will further extend the Exchange Offer.

The Original Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release is not an offer of the Original Notes or the Exchange Notes for sale or a solicitation of an offer to purchase the Original Notes or the Exchange Notes. The Exchange Offer is subject to all the terms and conditions set forth in the Prospectus dated June 16, 2004, previously distributed to holders of the Original Notes. Copies of the prospectus and the related letter of transmittal may be obtained from the Bank of New York, which is serving as the exchange agent for the Exchange Offer. The Bank of New York’s address, telephone and facsimile numbers are as follows:

The Bank of New York
Corporate Trust Reorganization Unit
101 Barclay Street — 7 East
New York, New York 10286
Telephone: (212) 815-3738
Fax: (212) 298-1915

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com